EXHIBIT 12.1
CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) I, James Henning, President and Chief Financial Officer of Western Wind Energy Corp. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended January 31, 2006 ("Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

"James Henning"
__________________________
Name: James Henning
Title: Chief Financial Officer
Dated: August 15, 2007

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.